Exhibit 99(a)(1)

CERTIFICATE OF TRUST

OF

NORTHSTAR GLobal Corporate Income FUND

This Certificate of Trust is being executed as of November 16, 2015 for the purpose of organizing a statutory trust pursuant to the Delaware Statutory Trust Act (12 Del. C. § 3801 et. seq.) (the “Act”). This Certificate of Trust is filed in accordance with the Act and sets forth the following:

First: The name of the statutory trust is the NorthStar Global Corporate Income Fund (the “Trust”).

Second: The Registered Office of the Trust in the State of Delaware is located at Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The name of the registered agent of the Trust for service of process at such location is The Corporation Trust Company.

Third: The Trust is, or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C §§ 80a-1 et seq.).

Fourth: The trustee of the Trust reserves the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

Fifth: This Certificate of Trust shall become effective immediately upon filing with the Office of the Secretary of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Trust, has duly executed this Certificate of Trust as of the day and year first above written.

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Trustee